UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated October 19, 2020

Item 1

Millicom announces proposed offering of senior notes and intent to redeem its senior notes due 2025

Luxembourg, October 19, 2020 – Millicom International Cellular S.A. (“Millicom”) today announced that it is proposing to sell $500 million aggregate principal amount of senior notes due 2031 (the “New Notes”) in a private offering (the “New Offering”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Millicom expects to use the net proceeds from the New Offering, along with existing cash on balance sheet, to redeem the full aggregate principal amount of its 6.0% senior notes due 2025 (the “2025 Notes”). The redemption of the 2025 Notes is conditioned upon the completion of the New Offering. A notice of redemption will be sent to the holders of the 2025 Notes in accordance with the requirements of the indenture governing the 2025 Notes (the “Indenture”). Pursuant to the terms of the Indenture, the 2025 Notes will be redeemed at a redemption price equal to 103% of the principal amount of the 2025 Notes redeemed, plus accrued and unpaid interest and Additional Amounts (if any) to, but excluding, the redemption date, subject to completion of the New Offering.

The anticipated redemption date is October 29, 2020.

The New Notes are being offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The New Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security nor a notice of redemption under the Indenture and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Important Information

Certain statements included within this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Millicom’s intentions, beliefs or current expectations and include, but are not limited to, all statements other than statements of historical facts, including, without, limitation, those regarding Millicom’s strategy, plans, objectives, goals and targets, including those related to the completion of the offering and redemption of securities. Millicom’s ability to achieve its projected results is dependent on many factors which are outside management’s control. Actual results may differ materially from (and be more negative than) those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. Accordingly, no assurance can be given that any particular expectation will be met and reliance should not be placed on any forward-looking statement. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. All forward-looking statements included herein are based on information available to Millicom as of the date hereof and the delivery of this document does not imply that the information contained herein is correct as at any time subsequent to the date hereof. Millicom undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to Millicom or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

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For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1-786-628-5300 / +1-305-302-2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Sr. Manager Tel: +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing highspeed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 19, 2020